As filed with the Securities and Exchange Commission on January 23, 2013

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_________________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Ultrapetrol (Bahamas) Limited
(Name of Subject Company (Issuer))

Ultrapetrol (Bahamas) Limited
(Name of Filing Persons (Offeror and Issuer))

7.25% Convertible Senior Notes due 2017
(Title of Class of Securities)

90400X AD6
P94398 AC1
(CUSIP Number of Class of Securities)

ULTRAPETROL (BAHAMAS) LIMITED
c/o Manufacturers and Traders Trust Company
25 South Charles Street, 11th Floor
Baltimore, MD 21201
Attention:  Ultrapetrol (Bahamas) Limited Administrator

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Lawrence Rutkowski, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004

CALCULATION OF FILING FEE

Transaction Value: $80,112,800*	Amount of Filing Fee: $10,928**

* Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of $80.0 million aggregate principal amount of the 7.25% Convertible Senior Notes due 2017 at the repurchase price of $1,001.41 per $1,000 of Notes outstanding as of December 21, 2012.

** Calculated at $136.40 per $1,000,000 of the transaction value.

[X]
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of the filing.

	Amount Previously Paid: $10,928	Filing Party: Ultrapetrol (Bahamas) Limited

	Form or Registration No.: Schedule TO-I	Date Filed: December 21, 2012

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-4
[ ]	Amendment to Schedule 13D under Rule 13d-2

[ X]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

INTRODUCTORY STATEMENT

This Amendment No. 1 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission by Ultrapetrol (Bahamas) Limited, a company organized and registered as an International Business Company in the Commonwealth of the Bahamas (the "Company"), on December 21, 2012, in connection with the right (the "Repurchase Right") of each holder of the Company's 7.25% Convertible Senior Notes due 2017 (the "Notes") to require the Company to repurchase all or part of such holder's Notes, on the terms and subject to the conditions set forth in the offer to repurchase dated December 21, 2012 (the "Offer to Repurchase"), each at a price (the "Repurchase Price") of $1,000 per $1,000 in principal amount tendered, plus accrued and unpaid interest to, but excluding, January 23, 2013 (the "Repurchase Date"). The Offer to Repurchase was filed as Exhibit (a)(1)(A) to the Schedule TO.

The information in the Offer to Repurchase and the accompanying letter of transmittal, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

This Amendment is the final amendment to the Schedule TO and is filed to report the results of the offer to repurchase in satisfaction of the reporting requirement of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Repurchase Right expired at 5:00 p.m., New York City time, on January 22, 2013 (the "Expiration Date"). The Company has been advised by Manufacturers and Traders Trust Company (the "Paying Agent") that $80,000,000 in aggregate principal amount of the Notes was validly tendered for purchase and not validly withdrawn, and none of the Notes were converted into common shares of the Company. Following the Repurchase Date, no Notes remain outstanding.

The Company forwarded to the Paying Agent on the Repurchase Date the appropriate amount of cash required to pay the Repurchase Price for all Notes validly tendered for purchase and not validly withdrawn, and the Paying Agent will promptly thereafter distribute that cash to The Depository Trust Company ("DTC"), the sole record holder of the Notes. DTC will thereafter distribute the cash to its participants in accordance with its procedures.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended by adding the following:

(c) On January 23, 2013, the Company issued a press release announcing the expiration and results of the offer to repurchase. A copy of the press release is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

Item 12.	Exhibits

See Exhibit List immediately following the signature page.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ULTRAPETROL (BAHAMAS) LIMITED

/s/ Felipe Menendez Ross
Name: Felipe Menendez Ross
Title:  Chief Executive Officer, President and Director

Dated: January 23, 2013

Exhibit Index

(a)(1)(A)	Offer to Repurchase, dated December 21, 2012.*

(a)(1)(B)	Press release, dated December 21, 2012, incorporated by reference from Exhibit 99.1 to our Current Report on Form 6-K filed on December 21, 2012.

(a)(1)(C)	Letter of Transmittal, dated December 21, 2012.*

(a)(1)(D)	Form of Summary Advertisement.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated January 23, 2013.

(b)	Not applicable.

(d)(1)
Registration Rights Agreement dated November 10, 2004 (incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254)).

(d)(2)	Indenture dated November 24, 2004 (incorporated by reference to the Registration Statement on Form F-4 of Ultrapetrol (Bahamas) Limited filed January 24, 2005 (Reg. No. 333-122254)).

(d)(3)
Stock Purchase Agreement dated March 21, 2006 by and between Ultrapetrol (Bahamas) Limited and LAIF XI, LTD (incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856)).

(d)(4)
Stock Purchase Agreement dated March 20, 2006 by and among Ultrapetrol (Bahamas) Limited, Crosstrade Maritime Inc, and Crosstrees Maritime Inc. (incorporated by reference to the Registration Statement on Form F-1 of Ultrapetrol (Bahamas) Limited filed March 30, 2006 (Reg. No. 333-132856)).

(d)(5)
Indenture dated as of December 23, 2010 for 7.25% Convertible Senior Notes Due 2017 (incorporated by reference to Exhibit 4.7 to the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the SEC on March 15, 2012).

(d)(6)
Investment Agreement entered into by and among Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Southern Cross Latin America Private Equity Fund III L.P. and Southern Cross Latin America Private Equity Fund IV L.P., dated November 13, 2012 (incorporated by reference to Exhibit 1 to the Company's Current Report on Form 6-K filed with the SEC on November 14, 2012).

(d)(7)
Shareholders' Agreement by and between Sparrow Capital Investments Ltd., Inversiones Los Avellanos S.A., and Hazels (Bahamas) Investments Inc., dated November 13, 2012 (incorporated by reference to Exhibit D to Amendment No. 1 to Schedule 13D relating to the common stock of the Company (File No. 005-82621) filed with the SEC on November 19, 2012).

(d)(8)
Registration Rights Agreement by and between Ultrapetrol (Bahamas) Limited, Sparrow Capital Investments Ltd., Sparrow CI Sub Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc., dated December 12, 2012 (incorporated by reference to Exhibit G to Amendment No. 2 to Schedule 13D relating to the common stock of the Company (File No. 005-82621) filed with the SEC on December 14, 2012).

(g)	Not applicable.

(h)	Not applicable.

*Previously filed.